UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Laxai Pharma, Ltd.
(Name of Issuer)
Ordinary Shares, Par Value NIS 0.04
(Title of Class of Securities)
M74896107
(CUSIP Number)
Udi Toledano
c/o UTA Capital LLC
100 Executive Drive, Suite 330
West Orange, NJ 07052
(973) 736-0680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS UTA Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,620,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,620,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,620,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
(1) Under a Restructuring Plan dated as of February 18, 2011 by and among Laxai Pharma, Ltd., formerly known as NexGen Biofuels, Ltd. (“Issuer”), OSR Holding Corp. (“Subsidiary”), a wholly owned subsidiary of Laxai Pharma, Ltd., UTA Capital LLC (“UTA Capital”) and certain other parties (the “Term Sheet”), UTA Capital acquired beneficial ownership of 16,800,000 of the Issuer’s ordinary shares. UTA Capital had previously acquired warrants, exercisable at any time, to purchase 7,820,000 of the Issuer’s ordinary shares, subject to certain adjustments. This Schedule 13D is being jointly filed by (i) UTA Capital; (ii) the members or beneficial owners of membership interests in UTA Capital, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS YZT Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,620,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

24,620,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,620,000 (1))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
(1) Under a Restructuring Plan dated as of February 18, 2011 by and among Laxai Pharma, Ltd., formerly known as NexGen Biofuels, Ltd. (“Issuer”), OSR Holding Corp. (“Subsidiary”), a wholly owned subsidiary of Laxai Pharma, Ltd., UTA Capital LLC (“UTA Capital”) and certain other parties (the “Term Sheet”), UTA Capital acquired beneficial ownership of 16,800,000 of the Issuer’s ordinary shares. UTA Capital had previously acquired warrants, exercisable at any time, to purchase 7,820,000 of the Issuer’s ordinary shares, subject to certain adjustments. This Schedule 13D is being jointly filed by (i) UTA Capital; (ii) the members or beneficial owners of membership interests in UTA Capital, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS Alleghany Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,620,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

24,620,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,620,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Under a Restructuring Plan dated as of February 18, 2011 by and among Laxai Pharma, Ltd., formerly known as NexGen Biofuels, Ltd. (“Issuer”), OSR Holding Corp. (“Subsidiary”), a wholly owned subsidiary of Laxai Pharma, Ltd., UTA Capital LLC (“UTA Capital”) and certain other parties (the “Term Sheet”), UTA Capital acquired beneficial ownership of 16,800,000 of the Issuer’s ordinary shares. UTA Capital had previously acquired warrants, exercisable at any time, to purchase 7,820,000 of the Issuer’s ordinary shares, subject to certain adjustments. This Schedule 13D is being jointly filed by (i) UTA Capital; (ii) the members or beneficial owners of membership interests in UTA Capital, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS Alleghany Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,620,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

24,620,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,620,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Under a Restructuring Plan dated as of February 18, 2011 by and among Laxai Pharma, Ltd., formerly known as NexGen Biofuels, Ltd. (“Issuer”), OSR Holding Corp. (“Subsidiary”), a wholly owned subsidiary of Laxai Pharma, Ltd., UTA Capital LLC (“UTA Capital”) and certain other parties (the “Term Sheet”), UTA Capital acquired beneficial ownership of 16,800,000 of the Issuer’s ordinary shares. UTA Capital had previously acquired warrants, exercisable at any time, to purchase 7,820,000 of the Issuer’s ordinary shares, subject to certain adjustments. This Schedule 13D is being jointly filed by (i) UTA Capital; (ii) the members or beneficial owners of membership interests in UTA Capital, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS Udi Toledano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,620,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

24,620,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,620,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Under a Restructuring Plan dated as of February 18, 2011 by and among Laxai Pharma, Ltd., formerly known as NexGen Biofuels, Ltd. (“Issuer”), OSR Holding Corp. (“Subsidiary”), a wholly owned subsidiary of Laxai Pharma, Ltd., UTA Capital LLC (“UTA Capital”) and certain other parties (the “Term Sheet”), UTA Capital acquired beneficial ownership of 16,800,000 of the Issuer’s ordinary shares. UTA Capital had previously acquired warrants, exercisable at any time, to purchase 7,820,000 of the Issuer’s ordinary shares, subject to certain adjustments. This Schedule 13D is being jointly filed by (i) UTA Capital; (ii) the members or beneficial owners of membership interests in UTA Capital, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 1.	Security and Issuer.
This statement relates to ordinary shares, par value NIS 0.04 per share, of Laxai Pharma, Ltd., an Israeli corporation (the “Issuer”). The address of the Issuer’s principal executive office is 8905 Regents Park Dr, Suite 210, Tampa, Florida 33647

Item 2.	Identity and Background.
(a)	This Statement is being jointly filed by: UTA Capital LLC (“UTA Capital”), a Delaware limited liability company; YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital (“YZT”); Alleghany Capital Corporation, a Delaware corporation which owns a membership interest in UTA Capital (“Alleghany Capital”); Alleghany Corporation, a publicly-traded Delaware corporation (“Alleghany”) of which Alleghany Capital is a wholly-owned subsidiary; and Udi Toledano, the managing member of YZT Management LLC (“Toledano”) (each of UTA Capital, YZT, Alleghany Capital, Alleghany and Toledano, a “Reporting Person” and collectively, the “Reporting Persons”).

UTA Capital is principally engaged in the business of operating as a special-situation investment fund. The principal office of UTA Capital is located at 100 Executive Drive, Suite 330, West Orange, NJ 07052.

YZT is principally engaged in the business of managing the investments and operations of UTA Capital. The principal office of YZT is located at 100 Executive Drive, Suite 330, West Orange, NJ 07052.

Alleghany Capital is principally engaged in the business of making investments in various operating companies. Alleghany is principally engaged through its subsidiaries in the business of property and casualty and surety insurance. The principal offices of Alleghany Capital and Alleghany are located at 7 Times Square Tower, New York, New York 10036. Attached as Appendix I hereto, which appendix is specifically incorporated in this Item 2, is a list of the executive officers and directors of Alleghany Capital and the persons who may be deemed to be controlling persons of Alleghany Capital, including, with respect to each such person, his or her residence or business address and his or her present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted. Attached as Appendix II hereto, which appendix is specifically incorporated in this Item 2, is a list of the executive officers and directors of Alleghany and the persons who may be deemed to be controlling persons of Alleghany, including, with respect to each such person, his or her residence or business address and his or her present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted. Each person listed on Appendix I and each person listed on Appendix II is a citizen of the United States.

(b)	The business address of Toledano is: c/o UTA Capital, 100 Executive Drive, Suite 330, West Orange, NJ 07052.

(c)	Toledano is the managing member of YZT, the managing member of UTA Capital. As noted above under Item 2(a), the principal business of YZT is managing the investments and operations of UTA Capital, and the address of YZT is 100 Executive Drive, Suite 330, West Orange, NJ 07052.

(d)	During the past five years, no Reporting Person, person controlling any Reporting Person or person listed on Appendix I or on Appendix II has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, no Reporting Person, person controlling any Reporting Person or person listed on Appendix I or on Appendix II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Toledano is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.
Under a Restructuring Plan dated as of February 18, 2011 by and among Laxai Pharma, Ltd., formerly known as NexGen Biofuels, Ltd. (“Issuer”), OSR Holding Corp. (“Subsidiary”), a wholly owned subsidiary of Laxai Pharma, Ltd., UTA Capital LLC (“UTA Capital”) and certain other parties (the “Term Sheet”), UTA Capital acquired beneficial ownership of 16,800,000 of the Issuer’s ordinary shares (the “Shares”). UTA Capital had previously acquired warrants, exercisable at any time, to purchase 7,820,000 of the Issuer’s ordinary shares, subject to certain adjustments (the “Warrants”). The Term Sheet is more fully described in Item 1.01 of the Issuer’s Current Report on Form 8-K dated February 18, 2011, which Current Report is an exhibit hereto and which description is incorporated herein by reference. UTA Capital has no funding obligations in connection with the Term Sheet and the transactions contemplated therein.

Item 4.	Purpose of Transaction.
UTA Capital acquired the Warrants and Shares pursuant to the Term Sheet for investment purposes. Other than the transactions contemplated in the Term Sheet and described in greater detail in the exhibits hereto, each of which is incorporated herein by reference, no Reporting Person has any plan or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.
(a)	The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons may be found in rows 11 and 13 of the Cover Pages of this Schedule 13D, which are hereby incorporated by reference.

(b)	The powers that the Reporting Persons have relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Pages of this Schedule 13D, which are hereby incorporated by reference.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As noted above under Items 2, 3 and 4, each of which is hereby incorporated by reference, UTA Capital has entered into the Term Sheet and is the holder of the Warrants and the Shares. The members of UTA Capital are Alleghany Capital and YZT, which is the managing member of UTA Capital. The managing member of YZT is Toledano.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 1	Issuer’s Current Report on Form 8-K dated February 18, 2011 (filed with the SEC and incorporated herein by reference).

Exhibit 2	Term Sheet (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated February 18, 2011 and incorporated herein by reference).

Exhibit 3*	Joint Filing Agreement dated as of March 4, 2011.

*	Filed herewith

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

UTA Capital LLC
By:	YZT Management LLC,
its managing member

	By:	/s/ Udi Toledano
Udi Toledano
Date: March 4, 2011		its managing member

YZT Management LLC
By:	/s/ Udi Toledano
Udi Toledano
its managing member

Alleghany Capital Corporation
By:	/s/ Roger B. Gorham
Roger B. Gorham
Chairman and President

Alleghany Corporation
By:	/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President– Finance and Investments and Chief Financial Officer

/s/ Udi Toledano
Udi Toledano

APPENDIX I
The directors and executive officers of Alleghany Capital and certain persons who may be deemed to be controlling persons of Alleghany Capital, together with the business or residence address, present principal occupation or employment, and the name and (if other than Alleghany Capital or a subsidiary of Alleghany Capital) principal business of any corporation or other organization in which such occupation or employment is conducted, for each such person, appear below.

Name and Business Address	Principal Occupation or Employment

Roger B. Gorham c/o Alleghany Capital, 7 Times Square Tower, New York, New York 10036	Director (Chairman); President

Peter Sismondo c/o Alleghany Capital, 7 Times Square Tower, New York, New York 10036	Director; Vice President and Treasurer

John Carr c/o Alleghany Capital, 7 Times Square Tower, New York, New York 10036	Vice President and Assistant Treasurer

David Van Geyzel c/o Alleghany Capital, 7 Times Square Tower, New York, New York 10036	Vice President

Christopher K. Dalrymple c/o Alleghany Capital, 7 Times Square Tower, New York, New York 10036	Secretary

APPENDIX II
The directors and executive officers of Alleghany and certain persons who may be deemed to be controlling persons of Alleghany, together with the business or residence address, present principal occupation or employment, and the name and (if other than Alleghany or a subsidiary of Alleghany) principal business of any corporation or other organization in which such occupation or employment is conducted, for each such person, appear below.

Name and Address	Principal Occupation or Employment

Weston M. Hicks c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director; President and Chief Executive Officer

Roger B. Gorham c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Senior Vice President—Finance and Investments and Chief Financial Officer

Robert M. Hart c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Senior Vice President—Law

Jerry G. Borrelli c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Vice President—Finance and Chief Accounting Officer

Christopher K. Dalrymple c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Vice President—General Counsel and Secretary

Rex D. Adams c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Director (Chairman), Invesco Ltd., an investment management company

Karen Brenner c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Principal, Brenner & Company, a financial management and advisory firm Clinical Professor of Business, Leonard N. Stern School of Business at New Yok University

John J. Burns, Jr. c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director (Vice Chairman)

Dan R. Carmichael c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Retired President and Chief Executive Officer, Ohio Casualty Corporation (imsuramce)

Thomas S. Johnson c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Retired Chairman and Chief Executive Officer, GreenPoint Financial Corporation and GreenPoint Bank (banking)

Name and Address	Principal Occupation or Employment

Jefferson W. Kirby c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director (Chairman) Managing Member, Broadfield Capital Management, LLC, an investment advisory services company

William K. Lavin c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Financial Consultant

Phillip M. Martineau c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Chairman, President and Chief Executive Officer, Pittsburgh Corning Corporation and Pitssburgh Corning Europe, building materials companies

James F. Will c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Vice Chancellor and President Emeritus, Saint Vincent College

Raymond L.M. Wong c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	Director Managing Director, Spring Mountain Capital, LP, an investment management company